UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         SCHEDULE 13D - AMENDMENT NO. 3

                    Under the Securities Exchange Act of 1934

                             Jones Intercable, Inc.
                        --------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, PAR VALUE $.01
                          COMMON STOCK, PAR VALUE $.01
                        --------------------------------
                         (Title of Class of Securities)

                                   480206-200
                        --------------------------------
                                 (CUSIP Number)

                                  Stanley Wang
                               Comcast Corporation
                               1500 Market Street
                      Philadelphia, Pennsylvania 19102-2148
                                 (215) 665-1700
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 29, 1999
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-a(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 480206-200                    13D                          Page 2 of 9


1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                             Comcast Corporation

================================================================================
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

================================================================================
4.   SOURCE OF FUNDS*

                                                                              WC
================================================================================
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)

                                                                             [ ]
================================================================================
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                    Pennsylvania
================================================================================
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER

                                                              Class A 13,782,500
     ===========================================================================
     8.   SHARED VOTING POWER

     ===========================================================================
     9.   SOLE DISPOSITIVE POWER
                                                              Class A 13,782,500
     ===========================================================================
     10.  SHARED DISPOSITIVE POWER

     ===========================================================================
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              Class A 13,782,500
================================================================================
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
================================================================================
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           37.3%
================================================================================
14.  TYPE OF REPORTING PERSON*

                                                                              CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 480206-200                    13D                          Page 3 of 9

1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                             Comcast Corporation
================================================================================
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

================================================================================
4.   SOURCE OF FUNDS*

                                                                              WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)

                                                                             [ ]
================================================================================
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                    Pennsylvania
================================================================================
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER

                                                                Common 2,878,151
     ===========================================================================
     8.   SHARED VOTING POWER

     ===========================================================================
     9.   SOLE DISPOSITIVE POWER

                                                                Common 2,878,151
     ===========================================================================
     10.  SHARED DISPOSITIVE POWER

     ===========================================================================
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                Common 2,878,151
================================================================================
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
================================================================================
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           56.3%
================================================================================
14.  TYPE OF REPORTING PERSON*
                                                                              CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 480206-200                    13D                          Page 4 of 9


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                              Comcast Cable Communications, Inc.

================================================================================
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

================================================================================
4.   SOURCE OF FUNDS*

                                                                              WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)

                                                                             [ ]
================================================================================

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        Delaware
================================================================================
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER

                                                              Class A 13,782,500
     ===========================================================================

     8.   SHARED VOTING POWER

     ===========================================================================

     9.   SOLE DISPOSITIVE POWER

                                                              Class A 13,782,500
     ===========================================================================

     10.  SHARED DISPOSITIVE POWER

     ===========================================================================

     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              Class A 13,782,500
================================================================================

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
================================================================================
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           37.3%
================================================================================
14.  TYPE OF REPORTING PERSON*

                                                                              CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 480206-200                    13D                          Page 5 of 9

1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                              Comcast Cable Communications, Inc.

================================================================================
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

================================================================================
4.   SOURCE OF FUNDS*

                                                                              WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)

                                                                             [ ]
================================================================================
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        Delaware
================================================================================
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER

                                                                Common 2,878,151
     ===========================================================================

     8.   SHARED VOTING POWER

     ===========================================================================

     9.   SOLE DISPOSITIVE POWER

                                                                Common 2,878,151
     ===========================================================================

     10.  SHARED DISPOSITIVE POWER

     ===========================================================================

     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                Common 2,878,151
================================================================================

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
================================================================================
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           56.3%
================================================================================
14.  TYPE OF REPORTING PERSON*

                                                                              CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 480206-200                    13D                          Page 6 of 9


     This Amendment No. 3 amends the Schedule 13D filed on June 1, 1998, as amended by Amendment No. 1 on August 14, 1998 and Amendment No. 2 on April 9, 1999, by Comcast Corporation (the Schedule 13D, as so amended, is hereby referred to herein as the "Schedule 13D"), a Pennsylvania corporation ("Comcast"), with respect to the Class A Common Stock, par value $.01 per share ("Class A Common Stock"), and Common Stock, par value $.01 per share ("Common Stock"), of Jones Intercable, Inc., a Colorado corporation (the "Company"), whose principal executive office is located at P.O. Box 3309, Englewood, Colorado 80155-3309.

     Capitalized terms used but not otherwise defined herein shall have the same meanings as in the Schedule 13D.

     The  undersigned  hereby amend and supplement  Items 3,4,5,6,  and 7 of the
Schedule 13D by adding the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Schedule
13D).

Item 3. Source and Amount of Funds
--------------------------------------------------------------------------------

     Item 3 is hereby amended by the addition of the following:

     Pursuant to the Share Purchase Agreement described in Item 4 below, Comcast paid Glenn R. Jones $131,350 in cash and Jones International Ltd. $49,868,650 in cash to purchase an aggregate of 1,000,000 shares of Class A Common Stock. Comcast financed these payments through the use of working capital.

Item 4. Purpose of Transaction
--------------------------------------------------------------------------------

     Item 4 is hereby amended by the addition of the following:

     On June 29, 1999, Comcast agreed to purchase (the "Purchase") 2,627 shares of Class A Common Stock from Glenn R. Jones, and 997,373 shares of Class A Common Stock from Jones International, Ltd. for aggregate purchase prices of $131,350 and $49,868,650, respectively. This transaction is expected to close on July 2, 1999. Immediately upon receipt of the shares of Class A Common Stock, Comcast intends to contribute them to Comcast Cable Communications, Inc. ("Comcast Cable").

     The foregoing description is qualified by reference to the Share Purchase Agreement dated as of June 29, 1999 among Comcast, Glenn R. Jones and Jones International Ltd. (the "Share Purchase Agreement"), which is attached hereto as
Exhibit 7 and is incorporated herein by reference.

CUSIP No. 480206-200                    13D                          Page 7 of 9

Item 5. Interest in Securities of Issuer
--------------------------------------------------------------------------------

     Item 5 is hereby amended to read in its entirety as follows.

     (a) Comcast has been advised by the Company that, as of June 30, 1999, the Company had 36,935,970 shares of Class A Common Stock and 5,113,021 shares of Common Stock issued and outstanding. For purposes of Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended, Comcast and Cable Communications are the beneficial owners of 13,782,500 shares of Class A Common Stock and 2,878,151 shares of Common Stock (the "Shares") (which represents approximately 37.3% and 56.3% of each class, respectively).

     (b) Comcast and Cable Communications have sole voting and dispositive power over the Shares.

     (c) Other than the purchase of the shares of Class A Common Stock on June 29, 1999, as described in Item 4 hereof, no transactions in Class A Common Stock or Common Stock have been effected during the last sixty (60) days by Comcast, Cable Communications or, to the best of Comcast's and Cable Communications' knowledge, any director or executive officer of Comcast or Cable Communications.

     (d) Comcast and Cable Communications have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect
        to Securities of the Issuer
--------------------------------------------------------------------------------

     Item 6 is hereby amended by the addition of the following:

     To effect the Purchase, on June 29, 1999 the Company, Glenn R. Jones and Jones International Ltd. executed the Share Purchase Agreement. The Share Purchase Agreement is attached hereto as Exhibit 7 and is incorporated herein by reference.

Item 7. Materials to be filed as Exhibits
--------------------------------------------------------------------------------

     Item 7 is hereby amended to add the following:

     Exhibit 7 Share Purchase Agreement dated as of June 29, 1999 among Comcast, Glenn R. Jones and Jones International Ltd.

CUSIP No. 480206-200                    13D                          Page 8 of 9


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 1, 1999                                  COMCAST CORPORATION

                                              By: /s/ Joseph J. Euteneuer
                                                  ------------------------------
                                                  Joseph J. Euteneuer
                                                  Vice President and
                                                  Corporate Controller



                                              COMCAST CABLE COMMUNICATIONS, INC.



                                              By: /s/ Joseph J. Euteneuer
                                                  ------------------------------
                                                  Joseph J. Euteneuer
                                                  Vice President
                                                  (Authorized Officer)